Mail Stop 3561

March 31, 2009

Joseph W. McHugh, Jr.
Chief Financial Officer
Rand Logistics, Inc.
461 Fifth Avenue, 25th Floor
New York, NY 10017

Re: Rand Logistics, Inc.
File No. 001-33345
Form 10-K: For the fiscal year ended March 31, 2008
Form 10-Q: For the quarterly period ended December 31, 2008

Dear Mr. McHugh:

We have reviewed the above referenced filings and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended March 31, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 14

1. We note that your disclosure in both MD&A and Note 24 to your financial statements provides separate, unconsolidated financial information related to Rand Logistics, Inc. and the VIE that was consolidated by your company until

February 13, 2008. In this regard, the disclosure of fiscal year 2007 and fiscal year 2008 financial information related to Rand Logistics, Inc., on a stand-alone basis, appears to reflect non-GAAP financial information. Based upon your disclosure in your Form 10-Q for the quarterly period ended December 31, 2008, it appears that you believe that the presentation of financial results that exclude the VIE is the most precise means of making an informed comparison of your company's results of operations versus the prior period. However, we believe that the financial impact of the deconsolidation of the VIE can be explained in MD&A without the presentation of stand-alone financial information for Rand Logistics, Inc. As such, please discontinue the presentation of the unconsolidated financial information related to Rand Logistics, Inc. and the VIE in both MD&A and the footnotes to your financial statements.

2. We note that you disclose "Vessel Margin" and "EBITDA" as non-GAAP performance measures. However, we do not believe that you have adequately explained why the presentation of these non-GAAP measures provides your investors with useful information regarding your company's results of operations or financial condition. Per your disclosure, it appears that you believe "Vessel Margins are an important measure of the cash flow generated by individual vessels to evaluate performance and to make investment decisions." In this regard, we do not believe that your disclosure adequately explains why investors should disregard general and administrative costs and dry-docking costs when evaluating your company's performance – particularly as such costs are primarily comprised of recurring cash expenses which relate to functions that are necessary to support your business. Furthermore, we do not believe that you have adequately explained why investors should disregard certain non-cash expenses, such as depreciation and amortization costs, given that such costs can be expected to recur in future periods. For the aforementioned reasons, we believe that you should discontinue the presentation of "Vessel Margin" and "EBITDA" in all future filings, including your earnings releases furnished on Form 8-K. Refer to Item 10(e)(1)(i)(C) of Regulation S-K for further guidance.

3. We note that your disclosure focuses on explaining the period-to-period changes in "Vessel Margin," without directly analyzing or discussing the changes in a significant portion of your company's operating expenses. In connection with discontinuing the presentation of "Vessel Margin," please revise your disclosure regarding your company's results of operations to separately discuss each material operating expense that was previously included in your non-GAAP measure. As part of your response, please supplementally provide to us your intended revised disclosure.

4. We note that one of the purposes of MD&A is to give investors the opportunity to look at the operating performance and financial condition of a company through the eyes of management. In this regard, it appears from Note 20 to your financial statements that discrete financial information related to both your company's U.S.

operations and Canadian operations is made available to management of your company. Furthermore, based upon your Form 10-K for the fiscal year ended March 31, 2008 and your Form 10-Q for the quarterly period ended December 31, 2008, it appears that the financial performance of your company's U.S. operations may differ significantly from the financial performance of your company's Canadian operations within a single reporting period. For example, we note that your company's U.S. operations recognized a net loss of approximately $4.5 million for the nine month period ended December 31, 2008, while your company's Canadian operations recognized net income of approximately $5.3 million for the same reporting period. Therefore, we believe that your disclosure should be expanded to separately analyze and discuss the results of your company's U.S. operations and Canadian operations. As part of your response, please supplementally provide to us your intended revised disclosure.

5. We note that you have identified a significant number of factors that have impacted the total sailing days of your company's vessels, as well as the revenue recognized by your company. However, you have not quantified the impact that such factors have had on the absolute amount of revenue recognized for your comparable reporting periods. In addition, while you discuss the period-to-period change in the number of vessel sailing days, you have not discussed the changes in the tonnage of freight that your company shipped as a result of the changes in sailing days. In this regard, it appears from your revenue recognition policy that your company's freight revenue is generally charged based upon a rate per tonnage shipped. Furthermore, you have not quantified or discussed the impact of factors such as changes in the freight rates charged by your company, backhaul utilization, or fuel charges on your company's revenue. Therefore, please expand your disclosure to discuss and quantify all factors that have materially impacted the amount of revenue recognized by your company. In this regard, consider using tables to quantify the absolute impact of the factors that have impacted your company's reported revenue and expanding your narrative discussion to address the factors identified in your tables.

Liquidity and Capital Resources, page 18

6. Please discuss, in terms of cash receipts and cash payments, the underlying drivers contributing to net cash provided by your company's operating activities. In this regard, reference to your statements of cash flows does not provide a sufficient basis for a reader to analyze the change in the amount of cash provided by or used in your company's operations. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance.

Critical Accounting Policies, page 21

7. We note that a significant portion the disclosure regarding your "Critical
    Accounting Policies" repeats the information presented in Note 2 to your financial
    statements. However, we note that the purpose of the "Critical Accounting
    Policies" section of MD&A is to provide greater insight into the quality and
    variability of information regarding your company's financial condition and
    operating performance, while the accounting policy disclosure in your footnotes
    describes the methods used to apply your selected accounting principles. In this
    regard, please your MD&A disclosure to provide information including, but not
    limited to, the following:

    • how you arrive at your most critical accounting estimates and assumptions,
    • why your estimates and/or assumptions bear the risk of change,
    • how accurate your estimates and/or your assumptions have been in the past, and
    • whether your estimates and/or your assumptions are likely to change in the
      future.

    Please refer to Section V of "Interpretation: Commission Guidance Regarding
    Management's Discussion and Analysis of Financial Condition and Results of
    Operations" available on our website at http://www.sec.gov/rules/interp/33-
    8350.htm for further guidance.

Item 9A(T). Controls and Procedures, page 25

8. You state that your "senior management is responsible for establishing and
    maintaining adequate internal control over financial reporting (as defined in Rule
    13a-15(f) and Rule 15d-15(f) under the Securities Exchange Act of 1934),
    designed to ensure that information required to be disclosed by [you] in the
    reports that [you] file or submit under the Securities Exchange Act of 1934 is
    recorded, processed, summarized and reported, within the time periods specified
    in the SEC's rules and forms." However, we note that you have substituted the
    definition of disclosure controls (as defined in Rules 13a-15(e) or 15d-15(e) of the
    Securities Exchange Act of 1934) for the definition of internal controls over
    financial reporting (as defined in Rule 13a-15(f) and Rule 15d-15(f) under the
    Securities Exchange Act of 1934). In this regard, please confirm that
    management has established, maintained, and appropriately evaluated the
    effectiveness of your company's internal controls over financial reporting. In
    addition, revise your disclosure in future filings, as appropriate.

Consolidated Statements of Cash Flows, page F-5

9. We believe expenditures for drydocking are not an investment and should be
    presented in the operating activities section of the statement of cash flows. We

note that overhaul costs are normal recurring operating costs, rather than investment decisions or expenditures that significantly extend the life of the asset. These overhaul costs are similar to repair and maintenance expenditures, and the treatment of these costs in the statement of cash flows should not be impacted by the various accounting methods employed to account for these expenditures. Although you defer the drydocking expenditures when incurred and amortize them over the benefited period (until next planned drydocking), the treatment in the cash flow statement should not differ based on the accounting method chosen to account for such expenditures. Accordingly, please revise your statements of cash flows in future filings to reflect vessel drydocking payments as an operating activity.

10. We note that you have reported the sale of vessels by your previously consolidated VIE as a cash inflow in yours fiscal year 2008 statement of cash flows. However, we note that your company purchased the vessels from the VIE. As such, please explain to us how the sale of the vessels by the VIE resulted in the receipt of cash by your company.

Notes to the Consolidated Financial Statements

Note 2. Significant Accounting Policies

Revenue Recognition, page F-7

11. Please tell us and disclose your accounting policy for recognizing costs attributable to voyage charters that are not subcontracted to other freight providers.

Intangible assets and goodwill, page F-7

12. We note from the "Business" section of your Form 10-K that many of Lower Lakes' customers are under long-term contracts that typically average three to five years in duration. As such please tell us why you believe that it is appropriate to amortize the carrying value of "Customer relationships and contracts" over 15 years. As part of your response, please address why straight-line amortization of such intangibles is appropriate.

Property and equipment, page F-7

13. We note that your company's vessels are depreciated over a period of four to 25 years using the straight-line method. However, we also note that the average age of the vessels operated by Lower Lakes was approximately 50 years as of March 31, 2008 (per page 9 of your Form 10-K). Given the average age of the vessels in your company's fleet, please tell us i) the depreciable life that has been applied to

each of the vessels acquired in connection with your company's acquisition of Lower Lakes Ltd. and Grand River Navigation Company, Inc. and ii) how the build dates of those vessels was considered when determining the appropriate depreciable life that should be applied. In addition, expand your footnote disclosure to discuss the relevance of a vessel's build date to the application of your depreciation policy.

Impairment of long-lived assets, page F-8

14. You state that when a readily determinable market price does not exist for an impaired asset, the fair value of that asset is estimated based upon the undiscounted expected cash flows that are attributable to the asset. In this regard, please tell us how your accounting policy complies with the guidance outlined in paragraphs 23 and A11-A14 of SFAS No. 144.

Note 7. Income Taxes, page F-14

15. Please separately disclose the domestic and foreign components of your company's income/ (loss) before income tax expense/ (benefit). Refer to Rule 4-08(h)(1) of Regulation S-X for further guidance.

Note 9. Deferred Drydocking Costs, page F-15

16. For each period presented, please provide a roll-forward of the beginning and ending balance of your deferred dry docking costs to include the amounts of periodic deferrals and amounts amortized.

Note 11. Acquisitions, page F-16

17. It appears that you have accounted for the purchase of the Voyageur Independent and Voyageur Pioneer as a business combination, given that a portion of the purchase price has been allocated to goodwill. However, we note that in connection with acquisition of the aforementioned assets, your company entered into a Crew Manning Agreement with Voyageur, pursuant to which Voyageur agreed to staff the vessels with qualified crew members and to administer many of the payroll and personnel-related processes associated with staffing the vessels. In exchange for Voyageur's services, your company was to pay an annual fee and reimburse Voyageur for reasonable crew payroll expenses. Based on the observations noted above, it appears that all of the inputs and processes necessary for the Voyageur Independent and Voyageur Pioneer to conduct normal operations after separation from the transferor may not have been received in exchange for their purchase price. In this regard, please tell us how you determined that the purchase of the Voyageur Independent and Voyageur Pioneer should be accounted for as a business combination, rather than the acquisition of

assets. Refer to paragraph 9 of SFAS No. 141 and EITF Issue No. 98-3 for further guidance.

18. We note that in connection with your Contract of Affreightment with Voyageur and VMT, your company is obligated to pay substantially all of the freight rates that it charges to customers to Voyageur and VMT. We note further that you entered into a Guarantee with GE Canada in connection with this agreement. Given the aforementioned facts, please tell us the business purpose for your arrangement.

Note 15. Commitments

19. The table of minimum lease payments provided in Note 15 to your financial statements does not appear to include the minimum payments attributable to the leases described in "Item 2" of your Form 10-K. In future filings, please revise your footnote to disclose the aggregate future minimum rental payments required under all of your company's operating leases, as well as the rental expense recognized in each period for which an income statement has been presented. Refer to paragraphs 16(b) and 16(c) of SFAS No. 13 for further guidance.

20. We note that your bareboat charter for the McKee Sons barge was amended to provide for lease payment deferment in return for leasehold improvements. Please clarify for us whether lease payments were deferred or were replaced by expenditures for leasehold improvements, tell us the amount involved, and how the cost of such leasehold improvements was accounting for.

Note 17. Stockholders' Equity, page F-23

21. We note that the dividend rate associated with your company's outstanding Series A convertible preferred stock is subject to increases of 0.5% for each six month period that the dividend is not timely paid. In addition, we note that your company has not paid the preferred stock dividend liabilities incurred during the fiscal year ended March 31, 2008 and the nine-month period ended December 31, 2008. Given your company's failure to meet its dividend obligations in recent periods, please revise your future filings to state the most recent rate at which dividends have been accrued/ recognized. In addition, please clarify whether the covenant(s) in your company's Amended and Restated Credit Agreement, which limit your company's ability to pay dividends, allow your company to make payments against the accrued preferred stock dividends. Furthermore, consider whether the liquidity and capital resources section of your MD&A should discuss the reasons that preferred stock dividends are being accrued, but not paid.

Note 20. Segment Information, page F-28

22. Per Note 20 to your financial statements, you have identified only one reportable segment for financial reporting purposes. However, given the disparities in the financial performance of your company's U.S. operations and Canadian operations in fiscal years 2008 and 2007, as well as for the nine month period ended December 31, 2008, it appears that they may not share similar economic characteristics. In this regard, we note that individual operating segments do not meet the aggregation criteria outlined in paragraph 17 of SFAS No. 131 if they do not exhibit similar economic characteristics (e.g., similarities in long-term performance). Therefore, please tell us why you believe that your company is comprised of only one reportable segment. Alternatively, please revise your footnote disclosure to identify your U.S. operations and Canadian operations as separate segments and provide any additional disclosures that are required by paragraph 27 and 28 of SFAS No. 131.

Form 10-Q: For the quarterly period ended December 31, 2008

Item 1. Financial Statements

Notes to the Consolidated Financial Statements

Note 17. Segment information, page 23

23. We note that your company's U.S. operations incurred a net loss of approximately $4.5 million for the nine month period ended December 31, 2008 and net losses of approximately $10.4 million and $6.6 million for the fiscal years ended March 31, 2008 and March 31, 2007, respectively. In addition, we note that your company's U.S. operations will presumably incur a loss for the quarterly period March 31, 2009, due to the seasonality of your company's operations. We note further that approximately $28.6 million of your company's property and equipment balance is allocated to your company's U.S. operations, and a substantial portion of the allocated balance relates to the carrying values of the U.S. operations' vessels. Given the history of losses incurred by your company's U.S. operations, please tell us when the long-lived assets assigned to those operations were last tested for recoverability, the significant assumptions and methodology used to estimate the fair value of the long-lived assets in your most recent impairment analysis (e.g., estimated future cash flows), and the results of your analysis – including why you do not believe that the long-lives assets attributable to your company's U.S. operations are impaired. As part of your response, also explain whether your company's vessels were grouped together or tested independently in your analysis. Refer to paragraphs 8 and 10 of SFAS No. 144 for further guidance.

24. Please tell us why you do not believe that the carrying values of the goodwill and intangible assets allocated to your company's U.S. operations are impaired. As

part of your response, specifically tell us when you last tested the goodwill and intangible asset balances carried by your U.S. operations for impairment, whether these assets were tested independent of the goodwill and intangible asset balances allocated to your Canadian operations, the underlying assumptions and methodology used to the asset balances for impairment, and the results of your most recent analysis. Your response should specifically explain whether goodwill has been tested between your annual tests. Refer to paragraphs 15, 18 through 21, and 28 of SFAS No. 142 for further guidance.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in its filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jeffrey Sears at 202-551-3302 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief